

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
MP Vijay Kumar
Chief Financial Officer
Sify Technologies Limited
Tidel Park, 2nd Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India

> **Re:** **Sify Technologies Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed October 13, 2011**
> **Form 6-K Furnished October 26, 2011**
> **Form 6-K Furnished January 30, 2012**
> **File No. 000-27663**

Dear Mr. Kumar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a minority interest in MF Global Sify Securities India Private Limited and that MF Global Sify Securities Private Limited owns the majority interest. Please explain to us how you considered whether to furnish a Form 6-K after MF Global Holdings Ltd., the ultimate parent of MF Global Sify Securities Private Limited, filed for bankruptcy on October 31, 2011. See General Instruction B to Form 6-K.

2. As a related matter, please tell us how the bankruptcy of MF Global Holdings Ltd. affected the valuation of your investment in MF Global Sify Securities India Private Limited as of your most recent balance sheet date. Please provide us with your analysis pursuant to paragraphs 31 and 33 of IAS 28 in determining whether an impairment of

your investment in this equity accounted investee has occurred during your most recent fiscal quarter.

Form 20-F for the Fiscal Year Ended March 31, 2011

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources, page 52

3.   Please tell us how you considered discussing the Indian regulations that restrict your ability to raise funds by issuing additional ADSs in the United States or listing in India. See Item 5.B.1 of Form 20-F.

4.   We note that your disclosures regarding cash flows from operating activities do not include a discussion of the reasons for the underlying changes in working capital items that affect operating cash flows. Please revise your disclosures in future filings to address the material changes in the underlying drivers related to these items. See Section IV.B.1 of SEC Release 33-8350.

Item 6. Directors, Senior Management and Employees

Board Compensation, page 65

5.   Notwithstanding your representations in your March 16, 2009 response to comment 8 of our letter dated February 9, 2009, you do not appear to have disclosed the date of expiration of the current term of office of each of your directors, and members of your administrative, supervisory or management bodies. See Item 6.C.1 of Form 20-F. Please advise.

Stock Ownership, page 66

6.   Footnote 1 to the beneficial ownership table states that "[a]ll 125,000,000 shares have been allotted to Mr. Vegesna and his affiliated entities, as all shares are issued and outstanding." The footnote appears to be referencing the 125 million shares purchased in the October 2010 unregistered offering. Please clarify this in future filings by expanding the footnote or including a cross-reference to a more detailed explanation elsewhere in your annual report.

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders, page 67

7.   In the third sentence of this section, you state that beneficial ownership includes "voting and investment power with respect to equity shares." Please note that beneficial ownership also includes the power to receive the economic benefit of ownership of securities. See General Instruction F to Form 20-F. Please tell us whether you have provided the disclosure required by Item 7 of Form 20-F for all shareholders that are the beneficial owners of 5% or more of each class of your voting securities. In addition, please confirm that you will include disclosure consistent with Form 20-F's definition of beneficial owners in future filings.

Issuance of Equity Shares in private placement to the promoter group, page 69

8.   It appears that your issuance of equity shares to your promoter group was done at a discount to the trading price of your ADSs at the time of the transaction. Please explain how you determined that additional disclosure was not necessary. See Item 7.B.1 of Form 20-F.

Item 10. Additional Information

Exchange Controls

Issue of shares by Indian companies under ADR / GDR, page 81

9.   Although you have included a general discussion of the laws that appear to currently restrict your ability to currently issue any additional ADRs, please tell us how you considered disclosing that you currently face such restrictions. See Item 10.D of Form 20-F.

Item 18. Financial Statements

Note 3. Significant accounting policies

n. Revenue

(i) Corporate network/data services, page 118

10.   We note your disclosure that trading transactions relating to standard hardware and software involve the arrangement of purchases from suppliers and sales to customers and that revenue is reported on a gross or net basis depending on a fact-specific evaluation of such transactions. Please tell us more about the nature of these transactions. As part of your response, describe the details of an arrangement that results in revenue being reported gross and another when revenue is reported net, including your analysis pursuant

to the example in paragraph 21 of IAS 18 IE in determining whether you are a principal or an agent in the respective transactions.

(ii) Internet access services, page 119

11.   We note that in connection with franchised cable network operators and cybercafé operators, you charge an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services as described on page 119. Please tell us whether you provide any additional services to the franchisees during the period of the respective agreements. If so, please describe the nature of such services and how the related revenue is recognized. As part of your response, please also tell us whether you charge a separate fee to the franchised cybercafé operators for rights to use the company's logo, brand and trade names and, if so, how such revenue is recognized. Refer to the example in paragraph 18(c) of IAS 18 IE.

12.   We note that in connection with electronic commerce transactions, you disclose that you act in the capacity of an agent rather than as the principal and that revenue is recognized on a net basis based on the amount of the commission earned. Based on this information, it appears your role is to facilitate transactions between buyers and sellers of third party products and services, not your own products and services. Please confirm whether our understanding is correct. As part of your response, please tell us what the "cost of procuring merchandise for e-commerce sales" relates to as noted from your discussion of cost of goods sold and services rendered for online portal services and content offerings on page 43.

13.   We note your disclosure that in the case of value-added services rendered using Sify's mobile telephone short code 54545, revenue is recognized upon delivery of the content/ring tones to the end subscriber and confirmation by the mobile phone service provider. Please tell us the means by which you receive confirmation by the mobile phone service provider and how timely this information is received. Please tell whether there are time lags between subscriber activity and the receipt of confirmation from the mobile phone service provider. If so, please tell us how long the time lag is, whether it has ever spanned different reporting periods and how revenue recognition is impacted as a result.

(iv) Other services, page 120

14.   Please discuss the specific accounting guidance you follow with respect to your fixed priced e-learning software development services arrangements. If you believe these arrangements follow the example in paragraph 19 of IAS 18 IE, please explain further how the services described in your disclosures (i.e., information presentation, structured content delivery, content digitization and simulation based training) qualify as customization services. Further, please clarify the nature of services that relate to software development.

Note 34. Segment reporting, page 144

15.   We note you have not provided information regarding the extent of your reliance on major customers. Please tell us how you have considered paragraph 34 of IFRS 8 in this regard.

Note 36. Legal proceedings, page 148

16.   We note that your disclosures regarding the securities class action lawsuit are unchanged from those previously provided in your 2010 Form 20-F. Please provide us with an update on the status of this case and related preliminary approved settlement. Additionally, discuss your consideration of paragraph 30 of IAS 37 as it relates to the fiscal 2011 financial statements. As part of your response, please clarify whether the insurers will pay your portion of the settlement amount directly or reimburse amounts paid by you and discuss how this will be reflected in your financial statements.

MF Global Sify Securities India Private Limited

IFRS Consolidated Financial Statements

As at March 31, 2011 and 2010 and for the year ended March 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

General

17.   We note that you have not included in the filing the audit report of Price Waterhouse related to the consolidated financial statements of MF Global Sify Securities India Private Limited and its subsidiaries as of March 31, 2010 and for each of the two years in the period ended March 31, 2010. Please amend your Form 20-F to include this audit report.

Item 19. Exhibits

18.   We note that you have not filed the consent of ASA & Associates relating to their audit report dated October 11, 2011 with respect to the consolidated financial statements of MF Global Sify Securities India Private Limited and its subsidiaries as of and for the year ended March 31, 2011. Please amend your Form 20-F to include this consent.

Form 6-K Furnished October 26, 2011

19.   You state that you furnished this report to provide further information to investors regarding your previously announced unregistered offering of shares to your promoter group. The unregistered offering took place in October 2010 and was discussed in prior Forms 6-K furnished on August 31, 2010, November 15, 2010, and September 8, 2011. Please explain to us why you did not provide this additional information to investors

promptly after the unregistered offering. See General Instruction B of Form 6-K.

20.   The Form 6-K does not explain why the shares appear to have been issued to your promoter group at a discount to the trading price of your ADSs at the time of the transaction. In addition, it does not clarify that although your shareholders approved the unregistered offering, members of your promoter group appear to have beneficially owned greater than 50% of your equity shares during the shareholder vote. Please explain to us how you analyzed whether this information is material to investors.

Form 6-K Furnished January 30, 2012

21.   We note your disclosure of "EBIDTA" in your press release. Please tell us how you considered the presentation and reconciliation requirements included in Item 100(a)(1) and (2) of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief